

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

<u>Via E-mail</u>
Douglas L. Peterson
President and Chief Executive Officer
S&P Global Inc.
55 Water Street
New York, New York 10041

      Re: **S&P Global Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2017
                Filed February 9, 2018
                File No. 1-01023

Dear Mr. Peterson:

      We refer you to our comment letter dated June 14, 2018, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance